Exhibit 99.122

QUIPT HOME MEDICAL ANNOUNCES CORPORATE UPDATE

Cincinnati, Ohio – May 21, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (TSXV:QIPT; OTCQX:PTQQD), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to provide a corporate update.

“We have had a very busy and exciting month of May at Quipt. We continue to strategically position the Company for continued robust growth and are working hard to garner awareness across both sides of the border at this important stage in the Company’s lifecycle,” commented Greg Crawford, CEO and Chairman of Quipt. “There continues to be extraordinary tailwinds for our business, and with our deep acquisition pipeline, highly-scalable infrastructure, pristine balance sheet, and continued operating momentum, we are ready to capitalize on the overarching opportunity and aggressively grow into a national provider of respiratory equipment in the United States. We look forward to sharing our second quarter fiscal 2021 results on June 1st and working towards being NASDAQ listed by end of June.”

The Company concluded an extensive review on its complete rebranding initiative and has become Quipt Home Medical. Quipt carries on the patient centric model implored by the Company historically to meet the one-of-a-kind needs of every patient in its ecosystem. Supported by the reach and the reputation of our local brands, we strive to enrich the lives of our patients by providing full-service home respiratory solutions to suit every kind of need, for every kind of patient. The Company anticipates leveraging Quipt as a brand into local markets, to further compliment the Company’s ongoing organic growth initiatives. Quipt operates out of 51 locations in 11 states with over 17,000 referring physicians and approximately 120,000 current active patients.

Effective May 13, 2021, all of Quipt’s issued and outstanding common shares (“Common Shares”) began trading on the TSX Venture Exchange (“TSXV”) on a post-consolidation basis and under its new name and new TSXV symbol (QIPT). The share consolidation represented another step towards the proposed listing of the Common Shares on The Nasdaq Capital Market (“Nasdaq”) by meeting the minimum share price requirement set by Nasdaq for an initial listing of shares. There are now 30,708,698 Common Shares issued and outstanding.

Quipt’s common shares will continue to trade on the OTCQX under the ticker symbol “PTQQD” for an additional two weeks denoting the share consolidation, prior to reverting back to “PTQQF”. Quipt plans to change its OTCQX ticker symbol to “QIPT” upon its initial listing on Nasdaq.

On May 14, 2021, the Company filed its Form 40-F Registration Statement (“Form 40-F”) with the United States Securities and Exchange Commission (the “SEC”), fulfilling a significant milestone in the process for the Company to list its Common Shares on Nasdaq. Quipt will become a reporting issuer in the United States following effectiveness of the Form 40-F, in addition to being a reporting issuer in Canada. A copy of the Form 40-F is available on EDGAR and the Company's website located at www.quipthomemedical.com.

Listing of the Common Shares on Nasdaq remains subject to the approval of Nasdaq and the satisfaction of all applicable listing and regulatory requirements, including the effectiveness of the Form 40-F by the SEC. Following receipt of all required approvals, the Company will issue a press release announcing its first anticipated trading date on Nasdaq.

In addition, the board of directors of the Company has approved the grant of 1,346,250 stock options and 953,750 restricted stock units under its 2021 Equity Incentive Plan to eligible officers, directors and employees and consultants of the Company. The options are exercisable at CAD$8.48 per share vest over three years and expire in ten years. The restricted stock units vest over two years and will be settled in Common Shares.

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the acceptance of the Form 40-F filing with the SEC; the timing and completion of the proposed listing on Nasdaq; Quipt’s plans to change its OTCQX ticker symbol; and plan to aggressively grow into a national provider of respiratory equipment in the United States, are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: Nasdaq approving the Company for listing; the SEC declaring the Form 40-F effective; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com